Exhibit 99.1

 ASAT Holdings Limited Announces Approval for Listing on the Nasdaq National
                                    Market

    HONG KONG and PLEASANTON, Calif., April 12, ASAT Holdings Limited (Nasdaq:
ASTT), a global provider of semiconductor package design, assembly and test, today announced that it has received approval to transfer the listing of its American Depository Shares (ADSs) from The Nasdaq SmallCap Market to The Nasdaq National Market. Effective today at market open, the Company's ADSs will begin trading on The Nasdaq National Market. ASAT Holdings Limited's ADSs will continue to be listed under the symbol "ASTT."

    About ASAT Holdings Limited
    ASAT Holdings Limited is a global provider of semiconductor assembly, test and package design services. With 15 years of experience, the Company offers a definitive selection of semiconductor packages and world-class manufacturing lines. ASAT's advanced package portfolio includes standard and high thermal performance ball grid arrays, leadless plastic chip carriers, thin array plastic packages, system-in-package and flip chip. ASAT was the first company to develop moisture sensitive level one capability on standard leaded products. Today the Company has operations in the United States, Asia and Europe. ASAT Inc. is the exclusive distributor of ASAT Holdings Limited's services in the United States. For more information visit www.asat.com.

    This news release contains forward-looking statements, which may involve uncertainties that could cause events to differ significantly from those implied by such statements. More information on potential factors that could affect the Company's results is included in the Company's most recent filings with the Securities and Exchange Commission.

    CONTACT: Jeffrey Dumas, Sr. VP and General Counsel of ASAT Holdings Limited, +1-925-398-0441, or jeff_dumas@asathk.com; or Jim Fanucchi of Summit IR Group Inc., +1-408-404-5400, or ir@asat.com, for ASAT Holdings Limited.